Exhibit 77(k)

                 Changes in Registrant's Certifying Accountant

PricewaterhouseCoopers LLP ("PwC") served as independent auditors for the Funds. On May 28, 2003 the Funds' Board dismissed PwC and selected KPMG LLP ("KPMG") as independent auditors for the Funds for the fiscal year ending March 31, 2004 upon the recommendation of the Funds' Audit Committee. During the two most recent fiscal years and through May 28, 2003, there was no disagreement with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit reports of PwC on the financial statements of the Funds for the years ended March 31, 2003 and March 31, 2002 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The Funds requested that PwC furnish them with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 26, 2003, is filed as an Exhibit to this Form N-SAR.

November 26, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by ING Funds Trust (copy attached), which we understand will be filed with the Commission, pursuant to Item 77K of Form N-SAR, as part of the Company's Form N-SAR report dated November 26, 2003. We agree with the statements concerning our Firm in such Form N-SAR.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP